UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Perusahaan Perseroan (Persero)

PT TELEKOMUNIKASI INDONESIA, TBK

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	May 15, 2012	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno
Vice President Investor Relation

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk

ANNOUNCEMENT

RESOLUTIONS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND

SCHEDULES AND RULES FOR THE DISTRIBUTION OF 2011 FINANCIAL YEAR DIVIDEND

(No.Tel.110/PR000/COP-A0070000/2012)

Resolutions of the Annual General Meeting of Shareholders

It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk., abbreviated as Telkom (the “Company”), that the Resolutions of the Annual General Meeting of Shareholders (the “AGMS” or “Meeting”) of the Company held on 11 May 2012 in Jakarta, approved and decided the following matters:

Agenda 1:

Approve the Company’s Annual Report as presented by the Board of Directors, on the Company’s condition and operation for the 2011 Financial Year including the Board of Commissioners’ Supervision Duty Report for the 2011 Financial Year.

Agenda 2:

1.       Ratify:

a.       The Company’s Financial Statements (Consolidated) for the Financial Year 2011 audited by the Public Accountant Office Tanudiredja, Wibisana & Partners (A member firm of PricewaterhouseCoopers) according to its report A120330003/DC2/CAW/III/2012.B dated 30 March 2012 with “present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan and its subsidiaries as at December 31, 2011 and 2010 and January 1, 2010, and the consolidated results of their operations and their cash flows for the years ended December 31, 2011 and 2010 in conformity with Indonesian financial accounting standards”;

b.       Partnership and Community Development Annual Report for the Financial Year 2011 in conformity with Ministry of State Owned Company Regulation with comprehensive accounting bases besides Indonesian financial accounting standards, audited by the Public Accounting Firm Zainal, Juhana & Partners according to its report No. 019-LAI/KAP-AR/10 dated March 28, 2012 with present fairly, in all material respects.

2.       Consequently, by the approval of the Company’s Annual Report and Financial Statement (consolidated) for the 2011 Financial Year and Annual Report on Partnership and Community Development Program for the 2011 Financial Year, the AGMS hereby gives a full acquittal and discharge (volledig acquit et decharge) to all members of the Board of Directors and Board of Commissioners for their management and supervision and for their management and supervision of Partnership and Community Development Program performed during the 2011 Financial Year, to the extent are reflected in the Company’s Annual Report, Financial Statements for 2011 Financial Year and Annual Report of Partnership and Community Development for the 2011 Financial Year above and the actions do not contradict the prevailing laws and regulations.

Agenda 3: Accept the Directors Report on the utilization of the net proceeds from public offering in Telkom Bond II 2010 as reported.

Agenda 4:

1.       Approve the appropriation of the Company’s net profit for the 2011 Financial Year in the amount of Rp10,965,127,913,176 which will be distributed as follows:

a.       Cash dividend 55% of the net profit or in the amount of Rp6,030,820,352,247 or at least of Rp313.969 per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date);

b.       Special dividend amounted 10% from net profit or in the amount of Rp1,096,512,791,318 or at least of Rp57.085 per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date); and

c.        Recorded as Retained Earning in the amount of Rp3,837,794,769,612 which will be used for the Company’s development.

2.       Approve that the distribution of dividends for the 2011 Financial Year will be conducted with the following conditions:

a.       those who are entitled to receive Dividends are shareholders whose names are recorded in the Company’s Register of Shareholders on June 8, 2012 at 16:00 hours Western Indonesia Standard Time;

b.       the Dividend and Special Dividend shall be paid in one lump sum on June 22, 2012.

3. The Board of Directors shall be authorized to regulate further the procedure of Dividend distribution and to announce the same with due observance of the prevailing laws and regulations.

4.       Approve the amount of Partnership and Community Development Fund for the 2012 Financial Year as follows:

a.       Partnership Program of Rp82,238,459,349 equal to 0.75% of the Company’s net profit for the 2011 Financial Year.

b.       Community Development Program of Rp27,412,819,783 equal to 0.25% of the Company’s net profit for the 2011 Financial Year.

Agenda 5:

Approve:

1.       Salary Board of Director and honorarium Board of Commissioners including facilities and allowances for the 2012 Financial Year are the same with the salary/honorarium including facilities and allowances for the 2011 Financial Year.

2.       Total tantiem gross Board of Director and Board of Commissioners for the 2012 Financial Year is 0.46% of the Company’s net profit for the 2011 Financial Year with:

a.       Tantiem composition for President Director, Directors, President Commissioner and Commissioners has the same formula with the 2011 Financial Year;

b.       Tax incurred for Tantiem shall be borne by the relevant parties.

Agenda 6:

1.       Approve the appointment of Public Accounting Firm Purwantono, Suherman & Surja (incorporated with Ernst & Young Global Limited) to conduct an integrated audit of the Company for the 2012 Financial Year which audit will consist of the audit of the Consolidated Financial Statements of the Company, and internal control effectivity on financial reporting for the financial year 2012.

2.       Approve the appointment of the Public Accounting Firm, Purwantono, Suherman & Surja (incorporated with Ernst & Young Global Limited) to conduct an audit the appropriation of funds for the Partnership and Community Development Program for the 2012 Financial Year.

3.       Grants authority to the Board of Commissioners to determine an appropriate audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

4.       Grants authority to the Board of Commissioners to appoint an alternate Public Accounting Firm as well as to determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its engagement, including audit fee.

Agenda 7:

1.       Approve the Amendment to certain provisions of the Company’s Articles of Association, as follows:

a.       Article 17 point 6 regarding Actions of the Board of Directors that should obtain the written approval of the Board of Commissioners;

b.       Article 22 point 1 regarding the Content of Corporate Annual Budget Plan;

c.        To add 1 point as point 5 in article 22 regarding Corporate Annual Budget Plan; and

d.       Article 13 point 2 and 3 regarding newspaper announcements for AGM Notice and Invitation;

with due considerations of main provisions based on concept of amendment of Articles of Association which has been distributed to meeting participants.

2.       Authorization of the Company’s Board of Directors with the right of substitution to re-state the resolution of this AGMS with respect to the amendments to the provisions of the Company’s Articles of Association in a Notarial Deed, and further to submit a request of approval and to report to Ministry of Law and Human Rights of the Republic of Indonesia, to register it in Company Register and announce it in the Supplement to the State Gazette, in accordance with the prevailing laws and regulations.

Agenda 8:

1.       Approved with honorable discharge of:

a.       Mr. Bobby AA Nazief as Commissioner; and

b.       Mr. Rudiantara as Independent Commissioner;

effective as of the closing of this Meeting with gratitude for the merit given during his term as Commissioner of the Company.

2.       Approve the appointment of new member of the Board of Commissioners, as follow:

a.       Mr. Parikesit Suprapto as Commissioner;

b.       Mr. Hadiyanto as Commissioner; and

c.        Mr. Virano Nasution as Independent Commissioner;

with the term of office effective as of the closing of this Meeting up to the closing of the fifth AGMS after their election which is the closing of the AGMS held in 2017.

Therefore the complete composition of the member of the Board of Commissioners are as follow:

a.       Mr. Jusman Syafii Djamal as President Commissioner

b.       Mr. Parikesit Suprapto as Commissioner;

c.        Mr. Hadiyanto as Commissioner;

d.       Mr. Virano Nasution as Independent Commissioner;

e.        Mr. Johnny Swandi Sjam as Independent Commissioner;

with the term of office effective as of the closing of this Meeting up to the closing of the fifth AGMS after their election which is the closing of the AGMS held in 2017, except for Mr. Jusman Syafii Djamal and Mr. Johnny Swandi Sjam up to the AGMS which will be held in 2015.

3.       Approved with honorable discharge, of Mr. Rinaldi Firmansyah as President Director as of the closing of this Meeting, the shareholders expressed their gratitude for the merit given during his terms for the Company.

4.       Approve Mr. Arief Yahya, previously Enterprise & Wholesale Director, as the new President Director replacing Mr. Rinaldi Firmansyah with term of office continuing the rest of his term of office referring Extraordinary General Meeting of Shareholders Resolutions on Desember 17, 2010.

5.       Approve to reelect Mr. Indra Utoyo as Information Technology, Solution & Strategic Portfolio Director as of the closing of this Meeting up to the closing of the fifth AGMS after their election which is the of the AGMS which will be held in 2017 and count as second term.

6.       Approve the appointment of new members of the Board of Directors, as follow:

a.       Mr. Honesti Basyir as Director of Finance;

b.       Mr. Muhamad Awaluddin as Director of Enterprise & Wholesale;

c.        Mr. Ririek Adriansyah as Director of Compliance & Risk Management;

d.       Mr. Priyantono Rudito as Director of Human Capital & General Affair;

e.        Mr. Rizkan Chandra as Director of Network & Solution;

f.        Mr. Sukardi Silalahi as Director of Consumer;

with terms of office effective as of the closing of this Meeting up to the closing of the fifth AGMS after their election which is the closing of the AGMS held in 2017.

Therefore the complete composition of the member of the Board of Directors are as follow:

Directors:

a.       Mr. Arief Yahya as President Director;

b.       Mr. Honesti Basyir as Director of Finance;

c.        Mr. Indra Utoyo as Director of Information Technology, Solution & Strategic Portfolio;

d.       Mr. Muhamad Awaluddin as Director of Enterprise & Wholesale;

e.        Mr. Ririek Adriansyah as Director of Compliance & Risk Management;

f.        Mr. Priyantono Rudito as Director of Human Capital & General Affair;

g.        Mr. Rizkan Chandra as Director of Network & Solution;

h.       Mr. Sukardi Silalahi as Director of Consumer;

with terms of office effective as of the closing of this Meeting up to the closing of the fifth AGMS after their election which is the of the AGMS which will be held in 2017, except for Mr. Arief Yahya up to the AGMS which will be held in 2015.

7.       Grants authority to the Board of Directors of the Company with substitution rights to restate the resolutions of this Meeting in a notarial deed and further notify the changes in the composition of the members of the Board of Commissioners and the Board of Directors of the Company to the Department of Law and Human Rights of the Republic of Indonesia and register it with the Company Registry pursuant to the prevailing laws and regulations.

Schedules and Rules for The Distribution of 2011 Financial Year Dividend

1.       In accordance to the resolution of the AGMS Telkom dated May 11, 2012, payment of cash dividend for the 2011 financial year is 55% of the net profit or in the amount of Rp6,030,820,352,247 or at least Rp313.969 per share and an additional special cash dividend of 10% of the net profit or in the amount of Rp1.096.512.791.318 or at least Rp57.085 per share, based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date), and shall be distributed as follows:

Recording Date Regular and Negotiation Market Cum Dividend Ex Dividend Cash Market Cum Dividend Ex Dividend Payment Date	= June 8, 2012; 16.00 Western Indonesian Time (WIB) = June 5, 2012 = June 6, 2012 = June 8, 2012 = June 11, 2012 = June 22, 2012

2.       The eligible shareholders are shareholders registered in the Company’s Shareholders Registry on June 8, 2012 at 16.00 WIB, or at Kustodian Sentral Efek Indonesia (”KSEI”) securities account at the close of trading on June 8, 2012.

3.       For American Depositary Shares holders, the New York Stock Exchange regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon, for the amount of shares registered at the Register List of ADS holders at the Company’s Registrar and KSEI referring to Recording Date on June 8, 2012.

4.       For shareholders whose shares are registered at Collective Deposits in KSEI, cash dividend will be paid through the KSEI and will be distributed to Securities Companies’ or Custodian Banks’ accounts on June 22, 2012. Payment receipt will be delivered to Securities Companies and Custodian Banks in which shareholders open their accounts.

5.       For shareholders whose shares are not registered at Collective Deposits in KSEI, the Company will send notice of dividend payment (”SPPD”) to shareholders’ address.

a.       Cash dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia Persero, Tbk (”BNI”), in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

b.       The cash dividend will only be transferred by the Company to the shareholders’ bank account if:

-       The amount of cash dividend received is at least Rp500,000.-

-       The complete transfer request must be delivered at the latest on June 8, 2012 to the Company’s Registrar, PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220.

6.       Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for 2011 financial year received by each shareholders.

7.       For shareholders considered as Domestic Tax Payer in the form of entity that does not have a tax register number (Nomor Pokok Wajib Pajak/”NPWP”), they should register their tax register number to KSEI or the Company’s Registrar PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220 at the latest June 8, 2012 at 16.00 WIB. If as of the said date KSEI or the Company’s Registrar has not received the NPWP, the cash dividend will be subject to article 23 of withholding tax law at the rate of 30%.

8.       For the shareholders considered as the Offshore Tax Payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B), it has to comply with Regulation of General Director of Tax No. PER-61/PJ/2009, which amended by Regulation of General Director of Tax No.PER-24/PJ/2010 and PER-62/PJ/2009 dated November 5, 2009, which amended by Regulation of General Director of Tax No. PER-25/PJ/2010 and Circular Letter of General Director of Tax No.SE-114/PJ/2009 dated December 15, 2009 by submitting Form DGT-1 or DGT-2 that have been legalized by the Tax Office of Go Public Company to KSEI or the Company’s Registrar at the latest for Phase I on June 15, 2012 at 16.00 WIB and Phase II on June 29, 2012 at 16.00 WIB. If as the said date, KSEI or the Company’s Registrar has not received the form, the cash dividend will be subject to article 26 withholding tax law at the rate of 20%.

9.       Evidence of dividend tax deduction for shareholders whose shares are registered with KSEI are available at Securities Companies and/or Custodian Banks at which it opens its account, and for shareholders whose shares are not registered with KSEI are available at the Company’s Registrar, starting July 30, 2012.

Bandung, May 15, 2012 PT TELKOM INDONESIA Tbk. Board of Directors